SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MAXIMUS, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

577933 10 4

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 577933 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David V. Mastran Not Applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,562,436

	6.	Shared Voting Power 77,198

	7.	Sole Dispositive Power 2,562,436

	8.	Shared Dispositive Power 77,198

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,639,634

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable

11.	Percent of Class Represented by Amount in Row (9) 12.4%

12.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 amends and supplements Amendment No. 2 to the Statement on Schedule 13G (“Amendment No. 2”) filed by David V. Mastran with the United States Securities and Exchange Commission (the “SEC”) on December 7, 2001, which Amendment No. 2 amended and supplemented the Amendment No. 1 to the Statement on Schedule 13G (“Amendment No. 1”) filed by Dr. Mastran with the SEC on February 12, 1999, which Amendment No. 1 amended and supplemented the Statement on Schedule 13G (the “Original Statement”) filed by Dr. Mastran with the SEC on February 11, 1998, to show an increase in number of shares and of the percentage of the class beneficially owned.  Except as set forth below, there are no changes to the information set forth in Amendment No. 2 to the Original Statement.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 1.

Item 1.
(a)	Name of Issuer
(b)

Address of Issuer's Principal Executive Offices
Item 1(b) is amended in its entirety by replacing the text of such item with the following text:
MAXIMUS, Inc.; 11419 Sunset Hills Road; Reston, Virginia 20190

Item 2.
(a)	Name of Person Filing
(b)

Address of Principal Business Office or, if none, Residence
Item 2(b) is amended in its entirety by replacing the text of such item with the following text:
MAXIMUS, Inc.; 11419 Sunset Hills Road; Reston, Virginia 20190

(c)	Citizenship
(d)	Title of Class of Securities
(e)	CUSIP Number

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Item 4 is amended in its entirety by replacing the text of such item with the following text:
(a)

Amount beneficially owned:    As of December 31, 2002, Dr. Mastran beneficially owned 2,639,634 shares of Common Stock of MAXIMUS, Inc. consisting of:  (i) 2,562,436 shares held of record by Dr. Mastran, (ii) 62,129 shares held by Dr. Mastran’s spouse, plus 13,269 additional shares issuable upon exercise of stock options exercisable within the 60-day period following December 31, 2002 and (iii) 1,800 shares held by Dr. Mastran’s father.

The inclusion herein of any shares deemed beneficially owned under Rule 13d-3 of the Act does not constitute an admission of beneficial ownership of such shares.

(b)

Percent of class:    12.4%, which percentage is based on 21,191,351 shares outstanding as of December 31, 2002 (treasury shares held by MAXIMUS, Inc. are not considered outstanding for purposes of this calculation).

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,639,634
(ii) Shared power to vote or to direct the vote 77,198**
(iii) Sole power to dispose or to direct the disposition of 2,639,634
(iv) Shared power to dispose or to direct the disposition of 77,198**

**Reflects 62,129 shares and 13,269 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 2002 held of record by Dr. Mastran’s spouse and 1,800 shares held by Dr. Mastran’s father.  Excludes 2,562,436 shares over which Dr. Mastran holds sole power to vote or to direct the vote and sole power to dispose or direct the disposition of.

Item 5.	Ownership of Five Percent or Less of a Class

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Item 6 is amended in its entirety by replacing the text of such item with the following text:
Of the shares reported in Item 4:

(a)           Dr. Mastran’s spouse (I) holds an aggregate of 75,398 shares, consisting of 62,129 shares held of record and 13,269 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 2002, and (II) has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities; and

(b) Dr. Mastran’s father holds 1,800 shares and has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification
Item 10 is amended in its entirety by replacing the text of such item with the following text:
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2003
Date
/s/ David V. Mastran
Signature
David V. Mastran
Name/Title